Valens Semiconductor Ltd. 8 Hanagar St. POB 7152 Hod Hasharon 4501309, Israel August 27, 2021 VIA EDGAR

Division of Corporation Finance U.S.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Sergio Chinos

Mr. Thomas Jones

Re:	Valens Semiconductor Ltd. Registration Statement on Form F-4 Registration No. 333-257176

Dear Mr. Chinos and Mr. Jones

Reference is made to our letter, filed as correspondence via EDGAR on August 24, 2021, in which we requested the acceleration of the effective date of the above-referenced registration statement for Thursday, August 26, 2021, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111, (212) 212 701-5111 (fax) or michael.kaplan@davispolk.com with any questions or comments with respect to this letter.

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Sincerely,

VALENS SEMICONDUCTOR LTD.

By:     /s/ Dror Heldenberg

Name: Dror Heldenberg

Title:   Chief Financial Officer

cc:	Gideon Ben Zvi, Chief Executive Officer, Valens Semiconductor Ltd.

Dror Heldenberg, Chief Financial Officer, Valens Semiconductor Ltd.

Brian Wolfe, Davis Polk & Wardwell LLP

Daniel Espinoza, Goodwin Procter LLP

Jocelyn M. Arel, Goodwin Procter LLP